1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 27, 2014

James O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	ETF Series Trust (the “Trust”)

File Nos.: 333-183155; 811-22732

Dear Mr. O’Connor:

We are writing in response to comments provided on August 8, 2014 with respect to a registration statement filed on Form N-1/A for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on June 23, 2014 on behalf of Recon Capital FTSE 100 ETF (the “Fund”), a series of the Trust. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.       Page 4 – Although the disclosure indicates that the Fund, in conformity with its order, will invest “at least” 80% of its assets in the securities of the companies included in the Index, it is the Staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the Index. Please disclose how the Fund will comply with the Staff’s position. Please disclose whether the Fund will use any derivatives to track its Index. Please disclose that the Fund, because it is an index fund, may not take temporary defensive positions. Please also disclose the Index’s website.

Response 1.                The Fund’s 80% policy and its ability to invest up to 20% of its assets in non-Index securities and other instruments are explicitly permitted by its exemptive relief.1 However, the Fund expects to invest more than 80% of its assets in its Index consistent with the SEC Staff position cited. The Fund does not anticipate using any specific derivatives at this time but may do so in the future. Disclosure regarding the fact that the Fund will not take temporary defensive positions is included in the section entitled “Additional Investment Strategies.” The Index’s website is included in the section entitled “Additional Information.”

Comment 2.       Page 7 – Please confirm that the Fund will rely on generic listing standards?

Response 2.                The Fund hereby confirms that it will be able to rely on generic listing standards.

Comment 3.       Page 8 – This statement refers to the 100 large cap companies in the Index that are completely liquid and readily available on their exchange. What circumstances are referred to by this statement where it would not be practicable to purchase all of the securities in the Index?

Response 3.                Please refer to the response to comment 4.

1 In the Matter of Sage Quant Management LLC, Sage Quant ETF Trust and ETF Distributors LLC, Third Amended and Restated Application for an Order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, File No. 812-14035 (filed March 27, 2013) (“Exemptive Application”) at p. 10 (“At least 80% of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in Component Securities of its respective Underlying Index.... Each Fund may also invest the remaining 20% of its total assets in securities not included in its Underlying Index and other financial instruments.”). The Exemptive Application was noticed in Release No. IC-30439 (March 28, 2013) and granted in Release No. IC-30476 (April 23, 2013).

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Comment 4.       Page 8 – The Fund is using a replication strategy. Please explain to us why it is not inconsistent with that strategy to overweight, underweight, or purchase securities not in the Index.

Response 4.                The Trust’s exemptive relief explicitly permits any series of the Trust to use a representative sampling strategy to track the series’ index, which is the methodology discussed in the cited disclosure:

“In seeking to achieve the respective investment objective of each Fund, the Adviser . . . may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. . . . A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance.”2

Consistent with the disclosure above, the Fund may deviate from using a replication strategy and instead may use a representative sampling strategy where, for example, all of the securities or options it desires to purchase are not available in sufficient quantities or to enable the Fund to comply with regulatory requirements such as the diversification requirements under subchapter M of the Internal Revenue Code of 1986, as amended, or the segregation requirements under the 1940 Act.

Comment 5.       Page 8 – Given the fact that the Fund will be investing in the 100 largest companies on the London Stock Exchange using a replication strategy, please inform us why the Fund would invest in convertible securities, structured notes and derivatives.

Response 5.                Please refer to the response to Comment 1.

2 See Exemptive Application at p. 10.

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Comment 6.       Page 8 – Please identify specifically the derivatives in which the Fund may invest. We note that Rule 35d-1 under the Investment Company Act permits “synthetic instruments,” such as derivatives to be counted in the 80% test, but please inform us how will the Fund value its derivatives for this purpose? Will the Fund use the notional amount to value its derivatives in testing compliance with the 80% test? If so, please explain to us why the marked-to-market value or value-at-risk will not be used for this purpose.

Response 6.                We respectfully acknowledge your comment and note that the Fund does not currently intend to use derivatives but may do so in the future. If the Fund invests in derivatives in the future, the Fund does not intend to use the notional values of derivatives for purposes of its 80% policy.

Comment 7.       Page 8 – Please disclose the risks of leveraging.

Response 7.                The disclosure has been revised accordingly.

Comment 8.       Page 8 – Please disclose, where appropriate, the following additional conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” No-Action Letter (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” No-Action Letter (pub. avail. Jan. 29, 1972). Please also disclose, where appropriate, that the Fund's lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund's total assets in determining whether the Fund has loaned more than one-third of its assets.) See State Street Bank and Trust Co.

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Response 8.          The Fund currently discloses the relevant additional conditions that must be met whenever the Fund’s portfolio securities are loaned in the section of the Statement of Additional Information entitled “Investment Policies and Risks—Lending Portfolio Securities.”

Comment 9.       Page 9 – Please note that shareholders will be given 60-days notice before the 80% policy is changed.

Response 9.                The disclosure has been revised accordingly.

Comment 10.   Page 12 – Given the completely liquid nature and high market capitalization of the companies tracked by the Index, why would the Fund invest in depository receipts and other derivatives? But if the Fund will do so as a principal investment strategy, please provide the appropriate prospectus disclosure.

Response 10.            Please see the response to Comment 1. The Fund hereby confirms that such investments are not part of its principal investment strategy.

Comment 11.   Page 12 – The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should be in plain English and should:

•	be tailored to the Fund’s specific use of derivatives and related risks;
•	explain the purpose of derivatives trading;
•	address the degree of economic exposure (not just the amount invested);
•	provide investors with a complete risk profile of the Fund’s investments, rather than a list of risks of various derivative strategies; and

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•	be reviewed on an ongoing basis to assess the completeness and accuracy of derivatives disclosure in light of actual use of derivatives.

Please identify specifically all of the derivatives in which the Fund intends to invest as part of its principal investment strategy. Please revise this risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.”

Response 11.            We confirm that the Fund has considered and determined that the Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 12.   Page 20 – Please consider using the “net” version of the Index, which is net of foreign source withholding.

Response 12.            The Fund hereby confirms that the Index is net of foreign source withholding.

Comment 13.   Page 4 – Futures and options on futures have not been described as part of the Fund’s principal strategy in the prospectus. Please confirm that they are not or provide the appropriate prospectus disclosure.

Response 13.            The Fund hereby confirms that futures and options are not part of the Fund’s principal investment strategy.

Comment 14.   Page 7 – Swaps have not been described as part of the Fund’s principal strategy in the prospectus. Please confirm that they are not or provide the appropriate prospectus disclosure.

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Response 14.            The Fund hereby confirms that swaps are not part of the Fund’s principal investment strategy.

Comment 15.   Page 7 – Although the Staff has indicated that the obligation to return the collateral might constitute a senior security, the Staff has not taken the position that the Fund must either have 300% asset coverage or segregate liquid assets. As you state, the Staff position is that the Fund may not lend more than one-third of its total assets (and for this purpose “total assets” includes any collateral received by the Fund, regardless of whether the collateral would be deemed a fund asset under GAAP). You may also wish to clarify that the collateral that the Fund receives may be included in calculating the Fund's total assets in determining whether the Fund has loaned more than one-third of its assets, despite the fact that it is not accounted for as an asset. See “Salomon Brothers” (May 4, 1975) and "The Brinson Funds" (Nov. 25, 1997).

Response 15.            We respectfully decline the Staff’s request to revise the securities lending disclosure in the Fund’s Statement of Information. While the Fund reserves the flexibility to engage in securities lending, the Fund does not have any plans to do so at this time. Consequently, we feel that additional disclosure is not necessary. If the Fund decides to engage in securities lending in the future, the Trust will consider whether additional disclosure would be appropriate at that time.

Comment 16.   Page 8 – Will the Fund enter into these notes as part of its principal strategy? If so, why given the nature of the Index. And if so, please provide the appropriate prospectus disclosure.

Response 16.            The Fund hereby confirms that P-Notes are not part of the Fund’s principal investment strategy.

Comment 17.   Page 8 – Please disclose how the Fund will “collateralize fully” the repurchase agreements in which it invests. See Rule 5b-3 under the Investment Company Act, IC 25058 (August 8, 2001).

Response 17.            Repurchase agreements are required to be “collateralized fully” as that term is defined in Rule 5b-3(c)(1) under the 1940 Act only if a fund intends the acquisition of the repurchase agreement to be deemed the acquisition of the underlying security. While the Fund intends to rely on Rule 5b-3

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in most situations, it may also on occasion take as collateral instruments other than those listed in rule 5b-3. As a result, the Fund has declined to make the requested change.

Comment 18.   Page 9 – Will the Fund enter into these notes as part of its principal investment strategy? If so, please provide the appropriate prospectus disclosure.

Response 18.            The Fund hereby confirms that structured notes are not part of the Fund’s principal investment strategy.

Comment 19.   Page 9 – We note that temporary borrowings need not be only for administrative purposes.

Response 19.            The Fund acknowledges the comment.

Comment 20.   Page 10 – Section 18(f)(1) provides that in the event that the asset coverage shall at any time fall below 300% a registered company shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.

Response 20.            The disclosure has been revised accordingly.

Comment 21.   Page 11 – Technically, the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A states invest "more than 25% of the value of its net assets."

Response 21.            The disclosure has been revised accordingly.

Comment 22.   Page 11 – Please disclose here, as well, that shareholders will be given 60 days notice before the Fund changes the 80% non-fundamental policy. See Rule 35d-1(a)(2)(ii).

Response 22.            The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

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